www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/01/28: UMC announced its operating results for the fourth quarter of 2025

Exhibit 99.1

UMC announced its operating results for the fourth quarter of 2025

1. Date of occurrence of the event: 2026/01/28

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Fourth Quarter 2025 Results

Full-year 22nm revenue increases 93% YoY, reaching record high in Q4 2025

2025 earnings per share of NT$3.34

Fourth Quarter 2025 Overview:

‧Revenue: NT$61.81 billion (US$1.97 billion)

‧Gross margin: 30.7%; Operating margin: 19.8%

‧Revenue from 22/28nm: 36%

‧Capacity utilization rate: 78%

‧Net income attributable to shareholders of the parent: NT$10.06 billion (US$320 million)

‧Earnings per share: NT$0.81; earnings per ADS: US$0.129

Taipei, Taiwan, ROC – January 28, 2026 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2025.

Fourth quarter consolidated revenue was NT$61.81 billion, increasing 4.5% from NT$59.13 billion in 3Q25. Compared to a year ago, 4Q25 revenue increased 2.4%. Consolidated gross margin for 4Q25 was 30.7%. Net income attributable to the shareholders of the parent was NT$10.06 billion, with earnings per ordinary share of NT$0.81.

Jason Wang, co-president of UMC, said, “In the fourth quarter, our results were in line with guidance, with flattish wafer shipments amid mild demand across most markets. The 4.5% revenue increase during the quarter was supported by favorable foreign exchange movement as well as sequential growth in our 22/28nm business, which continues to improve our product mix. Within the 22/28nm segment, 22nm revenue increased 31% quarter-on-quarter to a record high, accounting for more than 13% of total fourth-quarter revenue. Looking at the full year, UMC delivered solid performance in 2025, with shipments increasing 12.3% and revenue in US dollars up 5.3% year-on-year.”

“Going into the first quarter of 2026, we expect wafer demand to remain firm. UMC is confident that 2026 will be another growth year as tape-outs on our 22nm platforms accelerate and other new solutions continue to gain business traction.”

Co-president Wang added, “We have been working hard to lay the foundation for our next phase of growth, investing for the future in both capacity and technology. In 2025, we completed the new Phase 3 facility at our Singapore Fab 12i, which is already playing a central role in supporting customers to diversify supply chains. At the same time, we are striving to expand our footprint in the U.S. through innovative yet cost-effective modes of partnerships, such as our 12nm collaboration with Intel and the recently announced MOU with Polar Semiconductor. The leadership UMC has built over the past few years across specialty technologies – including embedded High Voltage, Non-Volatile Memory, and BCD - has and will continue to sustain stable business growth. Looking ahead to 2026 and beyond, we expect advanced packaging and silicon photonics to serve as new growth catalysts, positioning UMC to address the evolving needs of high-performance applications across AI, networking, consumer, automotive and more.”

Co-president Wang said, “During 2025, UMC also reached important milestones in our sustainability journey. Just last month, we officially inaugurated our Circular Economy and Recycling Innovation Center, an on-site waste recycling facility expected to reduce UMC’s total waste generated by Taiwan fabs by up to one-third. This is an important initiative in our goal to enhance resource recovery and develop circular economy solutions in our industry. In addition, UMC continues to be recognized as a leader in international corporate sustainability benchmarks, including the CDP and MSCI ESG Ratings.”

First Quarter 2026 Outlook & Guidance

‧Wafer Shipments: Will remain flat

‧ASP in USD: Will remain firm

‧Gross Profit Margin: Will be approximately in the high-20% range

‧Capacity Utilization: mid-70% range

‧2026 CAPEX: US$1.5 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A